

02035891

PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002


RECD S.E.C.
MAY 1 3 2002
1086

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure:

Materials sent to holders of American Depositary Receipts for the annual general shareholders' meeting on May 28, 2002.

PADOCS01/ 217107.12

FRANCE TELECOM

ORDINARY AND EXTRAORDINARY GENERAL MEETING

MAY 28, 2002

RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON MAY 28, 2002

I. RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FIRST RESOLUTION.

(Approval of annual accounts for the fiscal year ended December 31, 2001).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors as well as the reports of the statutory auditors, hereby approve the annual accounts for the fiscal year ended December 31, 2001, including the balance sheet, the income statement and the notes to the financial statements, as they have been presented to them, as well as the operations described in said financial statements and summarized in said reports. The shareholders hereby acknowledge that the loss for this fiscal year amounts to € 5,745,135,805.18.

The shareholders give final discharge to the members of the Board of Directors for their management during said fiscal year.

SECOND RESOLUTION.

(Approval of consolidated accounts for the fiscal year ended December 31, 2001)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors as well as the report of the statutory auditors on the consolidated financial statements, hereby approve the consolidated accounts for the fiscal year ended December 31, 2001, including the consolidated balance sheet, income statement and the notes to the consolidated financial statements, as they have been presented to them, as well as the operations described in said consolidated financial statements and summarized in said reports.

The shareholders give final discharge to the members of the Board of Directors for their management during said fiscal year.

THIRD RESOLUTION.

(Allocation of the loss for the fiscal year ended December 31, 2001, as shown in the annual accounts and distribution of dividends)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors as well as the reports of the statutory auditors, hereby:

(i) set forth retained earnings at the end of fiscal year 2001 at € 2,861,055,594.47;

(ii) decide to charge the loss for fiscal year 2001 in the amount of € 5,745,135,805.18 as follows:

- € 2,861,055,594.47 to retained earnings,
- € 499,182,024.79 to Other Reserves,
- € 2,384,898,185.92 to 'Special Reserve for long-term capital gains,' the item 'Special Reserve for long-term capital gains' amounting to € 2,655,320,331.60 after such charge; and

(iii) set forth the dividend at € 1 per share, giving right to a tax credit at the rate provided for in current fiscal regulations, and decide to withdraw this distribution and any withholding that may become due from "Special Reserve for long-term capital gains".

The total amount of the (net) dividend is therefore a maximum of € 1,153,831,943, it being specified that shares held by the company at the date of payment of the dividend shall not qualify.

It is recalled that the dividends distributed for the last three fiscal years were as follows:

Financial year	Number of shares	Dividend distributed	Tax credit[1]	Total dividend
1998	1,024,614,561	€ 1	€ 0.5	€ 1.5
1999	1,024,614,561	€ 1	€ 0.5	€ 1.5
2000	1,074,654,829	€ 1	€ 0.5	€ 1.5

The shareholders hereby decide:

- that the dividend shall be detached June 3, 2002;
- that the dividend may, at the shareholder's option, be paid either in cash or in shares, at the equivalent of € 1 per share,

  that to this effect, each shareholder may, during the period commencing on June 4, 2002 and ending on June 21, 2002, opt for payment of the dividend in shares by making a request to the paying banks, for the total amount of dividend to which he has a right;
- that payment of the dividend shall be made on July 8, 2002;
- that, in accordance with statutory provisions, the reference price which shall be applicable for computing payment of the dividend will be equal to 90% of the average of the opening price for the shares as quoted on the *Premier Marché* of Euronext Paris SA for the twenty trading days preceding the date of this meeting, minus the net amount of the dividend, the Board having the option of rounding up to the next one-tenth of a Euro the amount thus obtained;
- that, if the amount of the dividend for which the option is exercised corresponds to a fractional number of shares, the shareholder may round up to obtain the next greater whole number of shares by paying, at the date at which the option is exercised, the difference in

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[1] The tax credit rate of 50 % has been used for this table.

cash, or alternatively may receive the next lesser whole number of shares, accompanied by a cash adjustment; and

- that the coupon date for shares issued in payment of the dividend shall be January 1, 2002.

However, the optional payment of the dividend in shares is subject to receipt of the necessary administrative authorizations, including an Order from the Ministry of Economy, Finance and Industry, with the approval of the *Commission des Participations et des Transferts* (French Privatizations Board), approving payment of the dividend in shares under the terms set forth above.

The shareholders grant full power to the Board of Directors, with the right of delegation, to record subsequent to the date of payment of the dividend, the amount of the dividend and any withholding posted to the reserves item mentioned above, and to make the necessary arrangements for the application and performance of this resolution, to record the increase in capital resulting from this decision, and to proceed with the consequent amendment of the bylaws and to undertake all the formalities relative thereto.

FOURTH RESOLUTION.
(Approval of agreements referred to in Article L. 225-38 of the Commercial Code (Code de Commerce)*).*

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the special report of the statutory auditors concerning agreements referred to in Article L. 225-38 of the Commercial Code *(Code de Commerce)*, hereby acknowledge the conclusions of this report and approve the agreements described in said report.

FIFTH RESOLUTION.
(Authorization to be granted to the Board of Directors, to purchase, retain or transfer France Telecom shares).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and the details of the notice reviewed and approved by the *Commission des Opérations de Bourse*, hereby:

- immediately terminate the unused part of the authorization granted by the joint general meeting of shareholders on March 31, 2001, in its Fourth Resolution, to purchase shares of the company;

- authorize, in compliance with Articles L. 225-209 et seq. of the Commercial Code *(Code de Commerce)*, the company to purchase its own shares in an amount of up to 10% of the shares comprising the share capital at the date of this meeting, under the following conditions:

  - the maximum purchase price shall not be higher than € 100 per share and the minimum selling price shall not be lower than € 25 per share, it being specified that, in the event of operations affecting the company's capital, in particular capitalization of reserves and allocation of free shares, and/or share splits or mergers, the prices shown above shall be consequently adjusted. If shares thus acquired are used to freely allocate shares in accordance with Articles L. 443-1 et seq. of the Commercial Code *(Code de Commerce)*, the selling price or exchange value of the shares allocated shall be determined in accordance with applicable legal requirements; the maximum amount that can be used for share buybacks is therefore € 11,538,319,400;

- this authorization shall be valid for a period of eighteen months;
- acquisitions made by the company under this authorization may under no circumstances result in the company holding more than 10% of the shares comprising the share capital; and
- the acquisition, sale or transfer of these shares may be carried out, in compliance with the rules set forth by market authorities, by any means, including block purchases or sales, and, if applicable, through over-the-counter transactions, derivative instruments (including options or warrants), at times deemed appropriate by the Board of Directors or the person appointed by the Board of Directors to act in this capacity.

These purchases of shares may be made for all purposes permitted by law. The objectives of this share purchase plan being, in order of priority:

- to carry out purchases and sales in response to market conditions or for price stabilization;
- to allocate shares to employees in connection with the company's employee profit-sharing or incentive plans, as well as any company savings plan or voluntary employee-employer partnership savings plan;
- to implement any employee share purchase plan in accordance with the conditions stipulated by law, in particular Articles L. 443-1 et seq. of the Labor Code (*Code du Travail*);
- to allocate shares in connection with the exercise of rights attached to transferable securities for conversion, exchange, redemption, exercise of a warrant, or otherwise, for receipt of shares of the company;
- to retain, sell or, in general, transfer shares, in particular through exchange or delivery of shares, especially in connection with acquisitions or the issuance of shares exchangeable into shares as part of France Telecom's financial management policy; and
- to cancel all or any part of said shares, subject to adoption by this meeting of the Fifteenth Resolution herein.

The Board of Directors will inform the shareholders at the annual shareholders' general meeting of purchases, transfers, sales or cancellations of shares thus carried out.

The shareholders hereby grant full powers to the Board of Directors, with the right of delegation, to place any orders on the stock markets, to enter into any and all agreements, to draft or cause to be drafted any documents or notices, to complete all formalities and filings with all authorities, make all and, in general, to do all that is required and may be necessary.

SIXTH RESOLUTION.

(Authorization granted to the Board of Directors to issue debt securities)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors,

- terminate, for the unused fraction and the unexpired period, the authorization given by the joint general meeting of shareholders on March 31, 2001, in its Fifth Resolution, and

- authorize the Board of Directors to proceed in one or more times, at its sole discretion, in France, abroad and/or on the international market, with the issuance of debt securities or like securities, in particular, subordinated securities, with or without fixed term, or any other securities granting, in a same issuance, a same right to receive payments from the company, with or without warrants giving right to the allotment, purchase or subscription of other debt securities, like securities or other securities granting such a right to receive payments from the company.

The shareholders decide:

- that the maximum nominal amount for which all the securities to be issued as indicated above shall not exceed € 30 billion or the equivalent of this ar unt in foreign currency or in any monetary units established by reference to several currencies; it is specified that this maximum nominal amount shall apply as a whole to debt securities or like securities and to other debt securities issued immediately or as a result of the exercise of warrants but that this amount shall not include the redemption premiums, if such were provided for; and

- that this authorization shall be valid for a period of five years as from the date of this meeting.

The shareholders grant all powers to the Board of Directors, which it may delegate in conformity with the law, to:

□ proceed with said issuances within the aforementioned limit, to set the date, nature, amounts and issuance currency thereof;

□ define the specifications of the securities to be issued, in particular, their par value and their dividend record date, their issuance price, if need be, with premium, their interest rate, whether fixed and/or variable and its date of payment or in the event of variable interest rate securities, the methods of determining their interest rate or the conditions under which interest will be capitalized;

□ set, in relation to market conditions, the terms and conditions of redemption and/or early repayment of the issued securities, if need be, with a fixed or variable premium or even redemption by the company;

□ if need be, decide to grant a security or sureties on the securities to be issued and define the nature and specifications thereof; and

- in general, define together the terms and conditions applicable to each of the issuances, conclude all agreements, all arrangements with all banks or other entities, take all measures and carry out all required formalities, and, in general, do whatever is necessary.

II. RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SEVENTH RESOLUTION.

(Amendment of the bylaws in accordance with the NRE Law of May 15, 2001)

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors, hereby decide to amend the bylaws of France Telecom, principally to keep them in compliance with the provisions of the Commercial Code (*Code de Commerce*), notably with respect to the provisions of Law No. 2001-420 of May 15, 2001 relating to new economic regulations which are applicable to France Telecom, by modifying the following articles:

ARTICLE 6 – SHARE CAPITAL

The shareholders hereby decide to amend Article 6 to read as follows:

"The registered capital is set at 4,615,327,772 Euros, divided up into 1,153,831,943 shares, each with a nominal value of 4 Euros. The shares are fully subscribed and paid up."

ARTICLE 9 – LEGAL FORMS OF THE SHARES

The shareholders hereby decide to amend the first three paragraphs of Article 9 to read as follows:

"Shares are either in nominative or bearer form, as decided by the shareholder and subject to statutory provisions.

The Company may at any time, including by request from the body responsible for the sale and purchase of its securities, use all statutory and regulatory provisions permitting identification of the holders of shares which confer immediately or subsequently the right to vote in shareholders' meetings, the quantity of securities held by each of them and, if applicable, any restrictions applying to the securities.

In addition to the statutory obligation to inform the Company of holdings of certain fractions of the capital or voting rights, any physical person or legal entity, acting alone or with others, holding directly or indirectly, within the meaning of Articles L. 233-7 et seq. of the Commercial Code (*Code de Commerce*), a number of shares, voting rights or securities representing shares corresponding to 0.5% of the capital or the voting rights of the company shall be bound, within five trading days of the date of registration of the securities allowing them to reach or to cross this threshold, to declare to the company the total number of shares, voting rights and securities giving access to the capital that they own by certified mail with return receipt."

The last two paragraphs of Article 9 remain unchanged.

ARTICLE 13 - BOARD OF DIRECTORS

The shareholders hereby decide to amend points 1 to 4 of Article 13 to read as follows:

"1. In accordance with the Act of July 2, 1990, as amended, the company will be managed by a Board of Directors of 21 members, made up as follows, as long as the State's direct or indirect interest in the share capital shall be less than or equal to 90%, and as long as its direct interest remains higher than half of the share capital:

- fourteen members, including directors representing the State, appointed by decree, and directors representing the other shareholders appointed at the shareholders' General Meeting;

- seven employee representatives elected in accordance with the terms and conditions set out in Article 5 of the Decree of December 27, 1996 approving the by-laws of France Telecom and containing various provisions concerning the operation of the national company.

2. The Board may appoint a secretary, even from outside its ranks.

3. The directors' term of office shall be shall be five years.

4. The term of directors not appointed at the General Meeting will not be remunerated. Expenses incurred by the directors in the exercise of their duties will be reimbursed upon production of supporting proof.

The General Meeting will determine the amount of compensation granted to directors appointed at the meeting who represent shareholders other than the State.

The Board of Directors, after a meeting expressly for that purpose, shall apportion this remuneration amongst these directors at their discretion."

The remainder of the article is unchanged.

ARTICLE 14 – CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders hereby decide to amend the title of Article 14 to read as follows:

"ARTICLE 14 – CHAIRMAN OF THE BOARD OF DIRECTORS - APPOINTMENT"

The article remains otherwise unchanged.

ARTICLE 15 – BOARD MEETINGS

The shareholders hereby decide to amend points 2 to 4 of Article 15 to read as follows:

"2. The Board may not validly deliberate unless a quorum of at least half of its members are present or, as the case may be, are deemed to be present under the terms of (4) hereafter.

Decisions will be taken by a majority of members present, deemed to be present, or represented. In the event of a tie, the Chairman of the meeting shall cast the deciding vote.

3. An attendance sheet shall be kept which must be signed by the directors at the meeting of the Board of Directors and shall record, as the case may be, participation of any directors by videoconference. Board decisions shall be recorded in minutes drawn up in conformity with applicable legal provisions and signed by the Chairman of the meeting and by one director or, if the Chairman of the meeting is unable to attend, by two directors. Copies or extracts of the minutes are valid when certified by either the Chairman of the Board of Directors, a delegated managing director, a director temporarily delegated to the duties of chairman, or someone empowered for this purpose.

4. The Board of Directors, in accordance with statutory and regulatory requirements, may draw up rules fixing the terms and conditions under which directors who take part in a meeting of the Board by means of videoconferencing are deemed present, for calculating the quorum and the majority, the form and terms of application of which shall be set forth by decree."

ARTICLE 16 - POWERS OF THE BOARD OF DIRECTORS

The shareholders hereby decide to amend the first paragraph of Article 16 to read as follows:

"The Board of Directors shall determine the strategy of the company's activities and shall ensure its implementation. Subject to the powers expressly granted to the shareholders' meetings and to the Chairman of the Board of Directors and within the scope of the corporate objects, the Board shall take up all questions related to the management of the company and by its deliberations shall settle all related affairs.

The Board of Directors shall undertake such checks and verifications that it judges appropriate."

The remainder of the article is unchanged.

ARTICLE 17 - POWERS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders hereby decide to amend Article 17 to read as follows:

"The Chairman of the Board shall represent the Board of Directors. He shall organize and direct its work and make reports to the Shareholders' General Meeting. He shall ensure the proper functioning of the organs of the company and, in particular, ensure that the administrators are able to fulfill their duties.

The Chairman of the Board of Directors shall implement the policy of the company in accordance with the strategy determined by the Board. He shall assume personal responsibility for the general management of the company and represent the company in its dealings with third parties.

The Chairman of the Board of Directors is entrusted with the widest powers to act in all circumstances in the name of the Company, subject to powers expressly attributed by law to the Shareholders' Meetings, the Board of Directors and within the limits of the corporate objects.

The Chairman of the Board of Directors may authorize an unlimited number of individuals in partial substitution for his powers."

ARTICLE 18 – DELEGATED GENERAL MANAGERS

The shareholders hereby decide to insert a new Article 18 entitled "Delegated General Managers":

"Following a proposal by the Chairman, the Board of Directors may appoint one or more physical persons to assist the Chairman, who shall be called Delegated Managing Directors. The maximum number of Delegated Managing Directors shall be set in accordance with applicable statutory requirements. Together with the Chairman, the Board of Directors shall determine the scope and the duration of the powers conferred upon the Delegated Managing Directors.

With respect to third parties, the Delegated Managing Directors shall have the same powers as the Chairman.

The Board of Directors shall determine the compensation of Delegated Managing Directors.

When the Chairman shall cease or be prevented from carrying out his duties, the Delegated Managing Directors shall maintain their duties and their responsibilities until a new Chairman is appointed, in the absence of a decision to the contrary by the Board."

* * *

The shareholders hereby decide to rename Articles 18, 19, 20, 21, 22, 23, and 24 to become Articles 19, 20, 21, 22, 23, 24, 25, respectively.

* * *

ARTICLE 19 – STATUTORY AUDITORS

The shareholders hereby decide to amend renumbered Article 19 to read as follows:

"The company's accounts shall be audited by two auditors appointed in conformity with the law and exercising their duties in accordance therewith.

Two deputy auditors shall be appointed to replace the official auditors in the event of refusal, prevention, resignation or death."

ARTICLE 20 – GENERAL MEETINGS

The shareholders hereby decide to amend paragraphs 1 and 3 of renumbered Article 20 to read as follows, and to renumber paragraph 6 as paragraph 5:

"1. The General Meetings consists of all shareholders who have paid their shares to date and have registered their names in an account before the date of meeting, in accordance with the following terms and conditions:

- in order to have the right to attend General Meetings, vote by proxy or representation by proxy, the owners of bearer shares or registered shares on an account not held by the company, shall deposit a certificate drawn up by the intermediary holding their accounts indicating that the shares are unavailable, until the date of the General Meeting, at the place stated in the notification not later than by 3:00 P.M. (Paris time) the day before the Meeting;

- in order to have the right to attend General Meetings, vote by proxy or representation by proxy, owners of registered shares on a company-held account must register their shares in their company-held account not later than by 3.00 P.M. (Paris time) the day before the Meeting.

Access to the General Meeting is open to Board members and their delegees or registered intermediaries upon providing proof of their status and identity. The Board of Directors may distribute personal admission cards to the shareholders, bearing their names, and require production.

For the calculation of the quorum and majority of any Shareholders' General Meeting, any shareholders taking part by videoconference or by other means of telecommunication that allows them to be identified shall be deemed to be present.

The Board of Directors, in accordance with statutory and regulatory requirements, shall organize participation and voting by these shareholders at the meeting. It shall in particular ensure the effectiveness of the means allowing for their identification.

Any shareholder may, in accordance with statutory and regulatory requirements, vote by proxy, or give a proxy to their spouse or to another shareholder, for the purpose of being represented at a General Meeting.

Shareholders may, in accordance with statutory and regulatory requirements, send their proxy or mail voting form, along with the document proving their status as shareholder, either hard copy or by electronic means up until 3:00 P.M. (Paris time) on the day before the General Meeting. Means of transmission shall be set forth by the Board of Directors in the notice for the Meeting and the notice to attend.

Shareholders not residing in metropolitan France may be represented by a registered intermediary as provided for by law."

Paragraph 2 remains unchanged.

Paragraph 3. Takes up the nine following paragraphs which remain unchanged:

"3. The agenda for the Meeting shall be shown on the notice to convene. The person convening the Meeting shall draw up the agenda.

The Meeting shall be limited to questions on the agenda.

One or several shareholders, acting in accordance with statutory provisions and time-limits, representing at least the portion of capital required by law, shall have the possibility of requesting the addition of draft resolutions to the agenda.

An attendance sheet shall be kept at each Meeting, indicating the statutory requirements.

The Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director delegated for this purpose by the Board, failing which, the Meeting shall itself elect a Chairman.

Vote counting shall be completed by the two members present at the Meeting, who volunteer and have the greatest number of votes, either personally or as proxies.

The committee shall appoint the secretary, who may be chosen from nonshareholders.

Committee members shall inspect, certify and sign the attendance sheet, to ensure the proper running of the discussions, to settle problems arising during the meetings, to check the votes cast, to oversee proper vote casting and to ensure that minutes are drawn up.

The minutes shall be drawn up, copies or abstracts of deliberations issued, and certified in conformity with the law.

Paragraph 4 is revised to read as follows:

4. Ordinary General Meetings are held to make all decisions which do not amend the bylaws. An ordinary General Meeting shall be convened at least once a year, within six months of the close of each business year, in order to approve the annual and consolidated accounts for the period, or, if extended, within a time-limit set by the courts.

Upon the first convocation, deliberations shall only be valid if the shareholders present or represented or having voted by correspondence, own at least one quarter of the shares entitled to vote. Upon a second convocation, no quorum is required. Decisions are made by majority votes of the shareholders present, represented or having voted by correspondence."

The remainder of the article is unchanged.

ARTICLE 23 – ANNUAL ACCOUNTS

The shareholders hereby decide to amend renumbered Article 23 to read as follows:

- The heading of this article becomes:

"ANNUAL AND CONSOLIDATED ACCOUNTS"

- It now reads:

"The Board of Directors shall keep proper accounts of corporate activities and draw up annual and consolidated accounts, in conformity with applicable laws, regulations and standards."

ARTICLE 24 – ALLOCATION OF RESULTS

The shareholders hereby decide to amend renumbered Article 24 to read as follows:

- The heading of this article now reads:

"ALLOCATION OF RESULTS FROM THE ANNUAL ACCOUNTS"

- The text remains unchanged.

EIGHTH RESOLUTION.

(Delegation to Board of Directors to issue equity securities and transferable securities giving access to Company shares, while maintaining preferential subscription rights of shareholders).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors, and deciding in accordance with provisions of Paragraph 3 of Article L. 225-129-III of the Commercial Code (*Code de Commerce*), hereby,

- immediately terminate the unused part of the authorization given by the joint general meeting of shareholders on June 21, 2000 in its Eleventh Resolution,

- and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, the powers necessary to proceed with the issuance, while maintaining preferential subscription rights of shareholders, of equity securities of the company or of transferable securities (including warrants issued for free or for consideration), which give access, immediately and/or at term, to a portion of France Telecom's capital and whose subscription may be carried out either in cash or by offsetting debts.

The maximum increase, immediate or at term, in capital resulting from all issuances made under this delegation is fixed at a nominal amount of € 240 million, it being stipulated:

(i) - that within this limit,

  - issuances of preferred shares without voting rights may not result in an increase in capital to a total nominal amount exceeding € 240 million,

  - issuances of preferred investment certificates may not result in an increase in capital to a total nominal amount exceeding € 240 million,

  - issuances of share purchase warrants may not result in an increase in capital to a total nominal amount exceeding € 240 million,

  - the total nominal increase in capital required to exercise warrants issued may not exceed € 240 million,

  - that all the above limits are fixed not taking into account the nominal value of equity securities to be issued, as the case may be, in respect of adjustments, in accordance with the law, to preserve the rights of holders of transferable securities (including freely-issued warrants) giving access at term to equity securities of the company, which may have been issued based on this delegation,

(ii) and that the following are expressly excluded:

. the issuance of preferred shares with voting rights,

. the issuance of preferred investment certificates,

. and the issuance of transferable securities, including freely-issued warrants, giving access immediately and/or at term, to preferred shares with voting rights, preferred shares without voting rights, or preferred investment certificates.

Transferable securities giving access to equity securities in France Telecom issued in this manner may consist of bonds, may be associated at issuance with such securities, or may allow for their issuance as intermediate securities. They may take the form of securities subject to a specified duration and be issued either in Euros, or in a foreign currency or in any monetary units established by reference to several currencies. The maximum nominal amount of the debt instrument thus issued may not exceed € 30 million or the exchange value for this amount at the date of decision to issue, it being stipulated that this amount shall apply to all debt instruments whose issuance is delegated to the Board of Directors by the resolutions which follow, submitted to this general meeting, but that it is independent of the amount of debt instruments not giving access to the capital whose issue is authorized by the Sixth Resolution, also submitted to this general meeting. The duration of the loans may not exceed 50 years, this duration being limited to 20 years for debt instruments that are convertible, redeemable, or otherwise exchangeable into capital shares. They may be accompanied by interest at a fixed and/or variable rate, or by capitalization and may be the subject of reimbursement with or without premium, or of liquidation; the instruments may also be the subject of repurchase on the stock exchange, or of an exchange or repurchase offer by the company.

The Board of Directors may institute for the benefit of shareholders a subscription right to the equity securities or transferable securities issued, which shall be exercised in proportion to the shareholders' rights and within the limits of demand. If such subscriptions and subscriptions of existing shareholders to unsubscribed securities have not absorbed the entire issue, the Board may, in the manner that it deems appropriate, either, as stipulated by law, limit the issue to the amount of subscriptions received, on the condition that this amount shall be for at least three-quarters of the issuance, or freely allot all or some of the unsubscribed shares or offer them to the public by publicly calling on investors, all or part of the unsubscribed shares in France, abroad and/or on international markets.

The shareholders take due note and hereby decide, in so far as it may be necessary, that this delegation:

- results in an express waiver, for the benefit of holders of transferable securities, by the shareholders of their preferential right to subscribe to the equity securities which these transferable securities might be entitled;

- and includes an express waiver by the shareholders of their preferential right to subscribe to the shares to which the transferable securities shall be entitled, which shall take the form of convertible bonds, and to the equity securities to which the freely-issued warrants shall be entitled.

The Board of Directors shall determine the form, the amount and the terms of each issuance. In particular, it shall determine the category of equity securities or transferable securities issued and, considering the information in its management report, shall fix the subscription price (with or without premium), date of entitlement (also retroactive) as well as the duration and the exercise price of the warrants, or the terms by which such transferable securities shall allow access to a portion of company share capital, and these terms may consist in the delivery of shares already issued by the company, it being stipulated that:

a) the issue price for investment certificates shall be at least 60% of the average of the opening price for the shares as quoted on the *Premier Marché* of Euronext Paris S.A., for ten consecutive trading days chosen from among the last twenty trading days before the issuance, after correction of this average, if necessary, to take into account the different due date;

b) the issue price of the preferred shares without voting rights shall be at least 60% of the corrected average price defined in paragraph "a)" above;

c) the issue price of securities (including freely-issued warrants issued in return for payment) other than equity securities, shall be such that the amount immediately received by France Telecom, plus, if necessary, the amount that could later be received by France Telecom, or, for each security issued as a result of the issuance of these other securities,

   - at least equal to 60% of the corrected average price defined in paragraph "a)" above for common shares,

   - and at least equal to the issue price defined in paragraph "a)", above for investment certificates,

   with the specification that the exercise price for the freely-issued warrants granted at no charge shall be such that, for each share, the amount received by the company shall be at least equal to 60% of the corrected average price, defined above, and that, for each investment certificate, this amount shall be at least equal to the issue price defined in paragraph "a)" above;

d) the conversion, redemption, or, in general, the transformation into equity securities of each bond that is convertible, redeemable, or otherwise exchangeable shall be carried out, taking into account the face value of the bond, by means of a number of shares, or investment certificates such that the amount received by France Telecom, for each share shall be at least 60% of the corrected average price defined in paragraph "a)" above, and for each investment certificate, at least equal to the issuance price defined in paragraph "a)" above.

The shareholders hereby decide that the Board of Directors shall have full power, with the right of delegation, necessary to implement the present resolution, and to proceed on one or more occasions and in the proportion and when it deems favorable, in France, abroad and/or on the international market, with the aforementioned issuances leading to the increase of capital – or, if necessary, to opt for postponement -- to note the execution thereof and to amend the bylaws accordingly.

The shareholders specify that the Board of Directors:

- shall determine, under legal conditions, the terms of adjustment of the conditions of access at term to the capital, securities (including warrants) so issued in order to preserve the rights of their holders, and will have the option, if necessary, to suspend the exercising of the rights attached to these securities and warrants for a maximum period of three months;

- shall record, in the event of the issuance of investment certificates, the issuance of an equal number of voting rights, distribute them in accordance with the law using a reference date that it shall declare in order to determine the assignees thereof and to grant the odd lot certificates of voting rights, if any exist, according to the terms described in the management report of the Board of Directors;

- shall take all measures and proceed with all formalities required for listing of the rights, securities and warrants issued on a regulated market;

- shall be able to set the conditions of granting and exercising of freely-issued warrants, and to determine the terms of market purchase or purchase offering or exchange of securities and/or warrants or granting of equity securities, as also the terms of redemption of these securities or warrants;

- shall be able to apply the issuance costs of equity securities and securities on the amount of premiums related to the increases of capital, and to subtract from these premiums the amounts necessary to bring the legal reserve to one-tenth of the amount of capital resulting from these increases;

The shareholders hereby decide that, if the Board of Directors uses this delegation for the issuance of investment certificates or preferred shares without voting rights, it will have complete power to modify the bylaws in order to introduce the necessary connected provisions, in accordance with the terms of its report to this meeting, and must proceed to do this prior to any issuance of preferred shares without voting rights, in order to grant France Telecom the right to demand the repurchase of such shares in accordance with the law.

NINTH RESOLUTION

(Delegation given to the Board of Directors to issue equity securities and securities giving access to company capital, with waiver of the shareholders' preferential right of subscription)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors, and ruling in accordance with the provisions of Paragraph 3 of Article L. 225-129-III of the Commercial Code (*Code de Commerce*),

- shall immediately terminate the unused part of the delegation granted by the joint general meeting of shareholders on June 21, 2000, in its Twelfth Resolution,

- take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting on May 28, 2002, expressly approved the waiver by the shareholders of their preferential right of subscription in accordance with the terms below,

- and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, the powers necessary to proceed with the issuance of equity securities of the company or securities – including warrants issued for consideration – giving access immediately and/or at term, to a portion of France Telecom's capital, the subscription of which can be implemented in cash or by offsetting debts.

The shareholders hereby decide to waive the preferential right of subscription of the shareholders to these equity securities and transferable securities.

The maximum nominal value of immediate or at-term increase of capital resulting from all of the issuances made by virtue of this delegation is the same as the maximum limit of € 240 million set by the previous resolution, with the following modifications:

(i) that, within this limit, the limits fixed by the previous resolution also apply for

. issuances of preferred shares without voting rights,

. issuances of investment certificates,

. issuances of bonds with subscription warrants, whether such bonds are issued by the company itself or by an entity in which the company holds, directly or indirectly, more than half of the capital,

. the total nominal value of capital increases necessary to exercise the warrants issued for free,

- that all of the above limits

. include, respectively, the nominal value of consecutive capital increases relating to the issuances called for in the Tenth and Eleventh Resolutions below;

. are fixed without taking into account the par value of the potential securities to be issued, in the context of the adjustments carried out in accordance with the law, to preserve the rights of the holders of the securities (including the warrants issued for free) giving access at term to the securities of the company, which would be issued on the basis of this delegation;

(ii) and that the following are expressly excluded:

. the issuance of preferred shares with voting rights,

. the issuance of preferred investment certificates,

. and the issuance of securities, including freely-issued warrants, giving access immediately and/or at-term to preferred shares with voting rights, preferred shares without voting rights, or preferred investment certificates.

The transferable securities giving access to France Telecom equity securities thus issued may consist of bonds or be associated with the issuance of such equity securities, or allow their issuance as intermediary securities. For their issuance, during their existence and for the purposes of their conversion to shares or their redemption or amortization, the terms regarding the securities of the same type that could be issued on the basis of the preceding resolution shall be applied. The maximum par value of these debt securities thus issued may not exceed € 30 billion or their exchange value on the date of decision of issuance, with the specification that this amount is the same for all debt securities for which the issuance is called for by the preceding resolution and the following two resolutions, but that it is independent of the amount of the debt securities not giving access to the capital for which issuance is authorized by the Sixth Resolution, also submitted to the shareholders.

For issuances made on the French market, the Board of Directors may institute, for the benefit of the shareholders, a preferential right to subscribe to unsubscribed equity securities or securities, for which it will set the terms and conditions of exercise, without leading to the creation of negotiable rights. The securities not subscribed by virtue of this right shall be the object of a public offering in France, abroad and/or on the international market.

If the subscriptions, including those of the shareholders, have not absorbed the entire issuance, the Board may limit the amount of the transaction to the amount of the subscriptions received under the condition that this amount reaches at least three-quarters of the issuance decided upon.

The shareholders hereby note and decide that this delegation:

- shall result in a waiver by the shareholders of their preferential right of subscription to the equity securities to which these securities could give a right; and
- includes an express waiver by the shareholders of their preferential right of subscription to the shares that securities in the form of convertible bonds would give a right, and to the equity securities to which the bonds that were freely-issued would give a right.

The Board of Directors shall determine the characteristics, amount, and terms of all issuances. Namely, it shall determine the category of the equity securities or transferable securities issued and shall fix, taking into account the information contained in its management report, their subscription price, with or without premium, their potential retroactive maturity date, as well as, if necessary, the duration and exercise price of the warrants, or the terms by which said securities will give access to a portion of capital, since these terms may include the delivery of shares already issued by the company, specifying that:

a) the issue price for shares shall be at least equal to the average of the opening prices for shares as quoted on the *Premier Marché* of Euronext Paris S.A. for ten consecutive trading days chosen from among the last twenty trading days preceding the start of the issuance, after correction, if applicable, of this average to take into account the different due date;

b) the issue price of investment certificates shall be at least 65% of the corrected average price defined in paragraph "a)" above;

c) the issue price of the preferred shares without voting rights shall be at least equal to 65% of the corrected average price defined in paragraph "a)" above;

d) the issue price of transferable securities (including freely-issued warrants issued in exchange for payment) other than equity securities shall be such that the amount immediately received by France Telecom, plus the amount that could later be received by the company, or, for each equity security issued as a result of the issuance of these other securities,

- shall be at least equal to the corrected average price defined in paragraph "a)" above for common stock
- and shall be at least equal to the issue price defined in "b)" above for investment certificates

e) the conversion, reimbursement, or general transformation of each bond that is convertible, redeemable, or otherwise exchangeable into equity securities shall be carried out, taking into account the par value of the bond, by means of a number of shares or investment certificates such that the amount received by France Telecom for each share shall be at least equal to the corrected average price defined in paragraph "a)" above, and for each investment certificate, at least equal to the issue price defined in paragraph "b)" above,

f) in the event that the terms of Article L. 225-136-2 of the Commercial Code (*Code de Commerce*) are modified, the terms above shall be replaced by the applicable new legal rules, or, where the issue price of investment certificates or ADPs is concerned, it shall be calculated from the issue price of the shares fixed in accordance with these new rules.

The shareholders hereby decide that the Board of Directors shall have, in accordance with the law, all powers, including the option to delegate under the conditions set by law, required in order to implement this resolution and to proceed on one or several occasions, in the proportion and at the times it deems favorable, in France, abroad and/or on the international market, with the aforementioned issuances leading to the capital increase -- as well as, if necessary, to opt for postponement – to note the execution thereof and to amend the bylaws accordingly.

The shareholders hereby decide that, under the conditions specified in the preceding resolution, the Board of Directors:

- must determine, where necessary, the terms of adjustment of the conditions of access to the capital of the securities issued, and may suspend the exercise of their rights,
- shall record the issuance of a number of voting rights certificates that is equal to that of the investment certificates issued,
- must cause to be listed on a regulated market all rights, equity securities and transferable securities issued,
- shall determine the terms of purchase or exchange or redemption of these equity securities and transferable securities,
- shall be able to apply the issuance costs on the amount of issue premiums relative to the increases of capital and to take the amount from there to allocate to the legal reserve,

- in the event of the issuance of investment certificates or preferred shares without voting rights, shall have full power to amend the bylaws in accordance with the management report of the Board of Directors, including granting the company the right to demand the repurchase of said shares.

TENTH RESOLUTION

(Delegation to the Board of Directors to issue equity securities and transferable securities giving access to capital, in the event of a public exchange offering initiated by France Telecom).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report of the statutory auditors and deciding in accordance with Articles L. 225-148 and L. 225-129 of the Commercial Code (*Code de Commerce*),

- shall immediately terminate the delegation granted by the joint general meeting of shareholders on June 21, 2000 in its Thirteenth Resolution,

- take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting on May 28, 2002, expressly approved the waiver by the shareholders of their preferential right of subscription under the terms given below,

- and delegate to the Board of Directors, for a period of 26 months beginning from the date of this meeting, full power needed to proceed with the issuance, under the conditions called for by the preceding Ninth Resolution, of equity securities or securities – including transferable warrant issued for free – giving access immediately and/or at term, to a portion of the capital of France Telecom, in payment for securities offered in any public exchange offering initiated in France or abroad, according to local rules, by France Telecom of the securities of another company listed on any of the regulated markets covered in Article L. 225-148 and decide, to the extent necessary, to waive, in favor of the holders of these securities, the shareholders' preferential right of subscription to these equity securities and transferable securities.

The shareholders hereby note and decide, to the extent necessary, that this delegation:

- shall benefit the holders of securities and warrants thus issued through a waiver by the shareholders of their preferential right of subscription to the equity securities to which these securities and warrants may give a right; and

- includes an express waiver by the shareholders of their preferential right of subscription to the shares to which those securities that may take the form of convertible bonds would give a right, and to the equity securities to which the subscription bonds that may be freely-issued would give a right.

The maximum nominal amount of an immediate or at-term increase of capital resulting from of the issuances made by virtue of the delegation given to the Board of Directors by this resolution is set at € 240 million, with the specification that this limit shall be set off against the maximum limit fixed by the Ninth Resolution, and that the Board of Directors shall be bound to respect the other limits called for by the Ninth Resolution.

The shareholders grant full power to the Board of Directors, with the right of delegation, under the conditions set by law and by the management report of the Board of Directors, to carry out the public exchange offers covered above and the issuances of equity securities and/or transferable securities, under the conditions set forth the Ninth Resolution.

ELEVENTH RESOLUTION

(Delegation to the Board of Directors to issue equity securities for France Telecom as a result of the issuance of bonds with subscription warrants or transferable securities of France Telecom's subsidiaries).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report from the Board of Directors and the special report of the statutory auditors and deciding in accordance with Articles L. 225-150 and L. 228-93 of the Commercial Code (*Code de Commerce*),

- shall immediately terminate the delegation granted by the joint general meeting of June 21, 2000 in its Fourteenth Resolution,

- take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting of May 28, 2002, expressly approved the waiver by the shareholders of their preferential right of subscription under the terms below; and

- in view of the potential issuance, on one or several occasions in France, foreign markets and/or the international market, by one or more companies in which France Telecom directly or indirectly holds more than half of the company capital, with the agreement of France Telecom, of:

1. France Telecom bonds with subscription warrants for ordinary shares of France Telecom;

2. or, any other securities, taking the form of subordinate securities, giving rights, by conversion, exchange, redemption, presentation of a warrant, or any other means, with a fixed date or for fixed periods, to France Telecom equity securities that will be issued to this end,

delegate to the Board of Directors, within the framework of the preceding Ninth Resolution, the powers needed to proceed with the issuance of France Telecom shares, which shall be subscribed upon presentation of the warrants covered in "1" and the equity securities covered in "2" above (common shares or investment certificates) to which the securities give rights, including the warrants.

This decision results in a waiver by the shareholders of France Telecom of their preferential right of subscription to the shares that will be issued upon presentation of the warrants covered in "1" and to the equity securities to which the securities covered in "2" will give a right, in favor of the bearers of warrants and the holders of securities that may be issued by virtue of the operations covered in "1" and "2" respectively.

The shareholders hereby decide to waive the preferential right of subscription of the shareholders to the bonds covered in "1".

They note that France Telecom shareholders do not have a preferential right of subscription to the securities covered in "2".

The total nominal amount of the increase in France Telecom capital resulting from the issuances performed by virtue of this delegation cannot, under any circumstances – and without taking into account the adjustments that may need to be carried out in accordance with the law – exceed € 240 million, and shall be set off against the maximum increase in capital fixed by the preceding Ninth Resolution, with the specification that the Board of Directors shall be bound to respect the specific limits on issuances called for by this Ninth Resolution.

In any case, the amount paid upon issuance or that could later be paid to France Telecom, in accordance with the terms of the Ninth Resolution,

- for each of the shares that are to be issued or created by subscription, conversion, exchange, exercising of a warrant or otherwise, must be at least equal to the average of the opening prices for France Telecom shares as quoted on the *Premier Marché* of Euronext Paris S.A., for ten consecutive trading days chosen from among the last twenty trading days preceding the start of issuance of the securities covered above in "1" and "2", after correction of this average to take into account the different due date;

- for each of the investment certificates thus issued or created, must be at least equal to 65% of the corrected average price fixed above.

This delegation is granted for a period of 26 months beginning from the date of this meeting.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution, in agreement with the boards of directors, management, or other administrative or management bodies of the issuing subsidiary companies, in particular to determine the amounts to be issued, to determine the terms of issuance and the category of the securities to be issued, to set the maturity date, even retroactive, of the securities to be created, and, in general, to take all useful measures and to reach all agreements required to carry out successfully the contemplated transactions, all in accordance with the current laws and regulations in force. They also grant the Board of Directors full power to amend the bylaws, as rendered necessary by the use of this delegation, in accordance with the terms of its management report to this meeting.

TWELFTH RESOLUTION
(Overall limitation of authorizations).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors, and as a result of the adoption of the Eighth through Eleventh Resolutions, hereby decide to set the maximum nominal amount of the increases in company capital, immediately and/or at term, that could be achieved by virtue of the delegations granted by the aforementioned resolutions, at € 240 million, with the specification that to this nominal amount shall potentially be added the nominal value of the equity securities to be issued as a supplement to preserve the rights of the holders of securities giving access to a quota of capital, in accordance with the law.

THIRTEENTH RESOLUTION

(Delegation to the Board of Directors to increase the capital through incorporation of reserves, profits, or premiums).

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the management report of the Board of Directors and ruling in accordance with Article L. 225-129 II of the Commercial Code (*Code de Commerce*),

- shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on June 21, 2000 in its Sixteenth Resolution,

- and hereby delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to carry out an increase in company capital, on one or more occasions, at the times and under the conditions it shall deem favorable, by incorporation into the capital of reserves, profits or premiums, followed by the creation and allocation for free of equity securities, or by the increase of the nominal value of the existing equity securities, or by a combination of these two options.

The shareholders delegate to the Board of Directors the power to decide that odd lot rights will not be negotiable and that the corresponding securities will be sold, and that the amounts resulting from the sale shall be allocated to the holders of rights no later than 30 days after the date of registration to their account the entire number of securities granted.

The amount of the capital increase that may be achieved within the framework of this resolution may not exceed the nominal amount of € 240 million, set independently of the maximum limit of capital increase resulting from the issuances of equity securities or securities authorized by the preceding resolutions, as noted in the Twelfth Resolution.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution, and, in general, to take all measures and carry out all formalities required for each successful increase of capital.

FOURTEENTH RESOLUTION

(Delegation to the Board of Directors to increase the capital for the benefit of members of the company savings plan, or of a voluntary employee-employer partnership savings plan).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors as well as the special report from the statutory auditors, and deciding in accordance with Articles L. 225-129 VII and L. 225-138 IV of the Commercial Code (*Code de Commerce*) and Articles L. 443-1 et seq. of the Labor Code of Labor (*Code du Travail*),

- shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on May 26, 1998 in its Fifteenth Resolution,

- take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening in the general meeting on May 28, 2002, have expressly approved the waiver by the shareholders of their preferential right of subscription on the terms below, and renounced all right to shares or other securities freely granted on the basis of the delegation below,

- and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to increase the company capital on its decisions alone, on one or more occasions, at the times and under the terms it deems favorable, by means of issuance of shares paid in cash that are reserved for employees and former employees who are members of the company savings plan or a voluntary employee-employer partnership savings plan or also by means of the allocation for free of shares or other securities giving access to the capital, in particular by the incorporation into the capital of reserves, profits, or premiums, within legal and regulatory limits.

The total amount of the increase of capital that may be achieved within the framework of this resolution by the issuance of shares for cash may not exceed the nominal amount of € 160 million, set independently of the maximum limit of capital increase resulting from the issuances of shares or securities authorized by the preceding Eighth through Twelfth Resolutions.

The amount of the increase of capital that may be achieved on the basis of this same resolution, by the incorporation of reserves, profits, or premiums under the conditions and limits set by the aforementioned articles of the Labor Code (*Code du Travail*) and their application, cannot exceed the nominal amount of € 160 million, set independently of the limit of the preceding Thirteenth Resolution.

If the subscriptions have not absorbed the entire issuance of shares for cash, the increase of capital shall only be carried out up to the amount of the subscribed shares.

The shareholders hereby decide to waive, for the benefit of these employees and former employees, the preferential right of subscription of the shareholders to the shares for cash to be issued within the framework of this delegation, and to renounce all rights to the shares or other securities freely granted on the basis of this delegation.

The shareholders grant full power to the Board of Directors, with the right of delegation, in to implement this resolution and, as a result, to determine the characteristics, amount, and terms of all granting or issuance of securities.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution in accordance with legal and regulatory conditions, and in particular:

- to determine that the issuances can take place directly for the benefit of the recipients, or through an intermediary of collective organizations,

- to determine, under legal conditions, the list of companies, or groups, of which the employees and former employees may subscribe to the shares issued and to receive the shares or securities granted for free,

- to determine the type and terms of the increase of capital, as well as the terms of issuance or allocation for free,

- to set the subscription price for shares paid in cash, with this price not exceeding the average of the opening price for the shares as quoted on the *Premier Marché* of Euronext Paris S.A., on which the France Telecom shares are listed, during the twenty trading sessions preceding the date of the decision setting the opening date for the subscription, nor being lower than 20% of this average, in the event of a group savings plan, or 30% of this same average in the event of a voluntary employee-employer partnership savings plan,

- to set the conditions of length of service to be met by recipients of the newly issued shares resulting from the increase(s) of capital or the securities covered by each allocation for free, as covered under this resolution,

- to set the terms and conditions of the issuances of shares paid in cash that will be carried out by virtue of this authorization, in particular their due date, the terms of their payment and the subscription price of shares,

- to determine the opening and closing dates of the subscriptions,

- to carry out of the increase of capital by issuance of shares paid in cash up to the amount of the shares that will actually be subscribed,

- to determine, if necessary, the type of securities to be freely granted, as well as the conditions and terms of this allocation,

- to determine, if necessary, the amounts to be incorporated into the capital within the limit set above, the item(s) of equity capital from which these amounts are taken, as well as the due date of the shares thus created,

- on its sole decision, and if it deems fit, to set off the costs of capital increases against the amount of the related premiums for these increases, and to take from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each increase,

- to take all measures to carry out the increases of capital, to complete the formalities resulting therefrom, in particular those related to the listing of the issued securities, to make the changes to the bylaws that correspond to these increases of capital, and, in general, to do whatever is necessary.

FIFTEENTH RESOLUTION
(Authorization to cancel repurchased France Telecom shares)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the management report from the Board of Directors as well as the special report from the statutory auditors and deciding in accordance with Article L. 225-209 of the Commercial Code (*Code de Commerce*),

- authorize the cancellation, on one or several occasions, within the limit of 10% of the share capital authorized by law in any 24 month period, of all or part of the France

Telecom shares acquired within the framework of the share buyback program that was authorized by the vote of the preceding Fifth Resolution and within the framework of the buyback programs authorized by the Ninth Resolution of the general meeting on August 22, 2000 and by the Fourth Resolution of the general meeting on May 31,2001, or by share buyback programs authorized after the date of this meeting,

- hereby decide that the excess of the purchase price of the shares over their par value shall be applied to the "Issue Premium" item or to any other available reserve item, including the legal reserve, this being within the limit of 10% of the reduction of capital achieved,

- delegate full power to the Board of Directors, with the right of delegation, to carry out on its decisions alone the cancellation of all shares thus acquired, to proceed with the resulting reduction of capital, and the aforementioned set-off, as well as to consequently modify Article 6 of the bylaws,

- set at 26 months, beginning from the date of this general meeting, the duration of this authorization.

SIXTEENTH RESOLUTION
(Powers for formalities).

The shareholders grant all powers to the bearer of an original, a copy, or an excerpt of the report from this meeting, for the purposes of accomplishing all of the legal or administrative formalities and handling all registrations and public advertisements called for according to current law.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

620 AVENUE OF THE AMERICAS, NEWYORK, N.Y. 10011

AMERICAN DEPOSITARY RECEIPTS

Notice to Registered Owners of American Depositary Receipts
of

FRANCE TELECOM

Owners of Record on April 19, 2002 of American Depositary Receipts (each representing one Ordinary Share of France Telecom) issued under the Deposit Agreement dated as of October 20, 1997, among France Telecom, The Bank of New York, as Depositary, and the Owners from time to time of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary has received Notice of an Annual General Meeting of France Telecom. The Annual General Meeting of Shareholders will be held on May 28, 2002.

By provision of Section 4.07 of the aforementioned Deposit Agreement, Owners of American Depositary Shares are entitled, subject to any applicable provision of the laws of France and of the Statuts of France Telecom, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Voting instructions may only be given in respect of a number of American Depositary Shares representing an integral number of shares. In order to exercise its voting rights, a Holder, who is not an Owner on the books of the Depositary, will be required, subject to applicable provisions of the laws of France, the Statuts of France Telecom and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with The Depository Trust Company by the close of business on May 12, 1999 for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding. The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the holder. Following any deposit of American Depositary Shares or delivery of Receipts a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

Upon the written request of an Owner on such record date, received before the close of business on May 21, 2002, The Bank of New York, as Depositary, shall use reasonable efforts, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the American Depositary Shares evidenced by such receipt in accordance with the instructions set forth in such request. Instructions that are improperly completed will not be voted. Instructions that are properly completed except for voting instructions relating to any resolutions that have been left blank will be voted in favor of such resolutions. Enclosed is a copy of France Telecom's Notice of its Annual General Meeting, which includes information on the items of agenda to be voted on at the meeting.

In view of the fact that requests from Owners of record on April 19, 2002, must be received prior to the close of business on May 21, 2002, to be effective, there is enclosed a form for instructing the Depositary as to the exercise of voting rights together with a postage paid and addressed envelope for the return of such form.

The Bank of New York,
as Depositary

Dated: April 25, 2002

First Resolution.
(Approval of annual accounts for the fiscal year ended December 31, 2001).

Second Resolution.
(Approval of consolidated accounts for the fiscal year ended December 31, 2001)

Third Resolution.
(Allocation of the loss for the fiscal year ended December 31, 2001, as shown in the annual accounts and distribution of dividends).

Fourth Resolution.
(Approval of agreements referred to in Article L. 225-38 of the Commercial Code (Code de Commerce)).

Fifth Resolution.
(Authorization to be granted to the Board of Directors, to purchase, retain or transfer France Telecom shares).

Sixth Resolution.
(Authorization granted to the Board of Directors to issue debt securities).

II. RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Seventh Resolution.
(Amendment of the bylaws in accordance with the NRE Law of May 15, 2001).

Eighth Resolution.
(Delegation to Board of Directors to issue equity securities and transferable securities giving access to Company shares, while maintaining preferential subscription rights of shareholders).

Ninth Resolution.
(Delegation given to the Board of Directors to issue equity securities and securities giving access to company capital, with waiver of the shareholders' preferential right of subscription).

Tenth Resolution.
(Delegation to the Board of Directors to issue equity securities and transferable securities giving access to capital, in the event of a public exchange offering initiated by France Telecom).

Eleventh Resolution.
(Delegation to the Board of Directors to issue equity securities for France Telecom as a result of the issuance of bonds with subscription warrants or transferable securities of France Telecom's subsidiaries).

Twelfth Resolution.
(Overall limitation of authorizations).

Thirteenth Resolution.
(Delegation to the Board of Directors to increase the capital through incorporation of reserves, profits, or premiums).

Fourteenth Resolution.
(Delegation to the Board of Directors to increase the capital for the benefit of members of the company savings plan, or of a voluntary employee-employer partnership savings plan).

Fifteenth Resolution.
(Authorization to cancel repurchased France Telecom shares).

Sixteenth Resolution.
(Powers for formalities).

▼ **DETACH PROXY CARD HERE** ▼



Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.



Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST
First Resolution.	☐	☐	Sixth Resolution.	☐	☐	Eleventh Resolution.	☐	☐	Sixteenth Resolution.	☐	☐
Second Resolution.	☐	☐	Seventh Resolution.	☐	☐	Twelfth Resolution.	☐	☐			
Third Resolution.	☐	☐	Eighth Resolution.	☐	☐	Thirteenth Resolution.	☐	☐			
Fourth Resolution.	☐	☐	Ninth Resolution.	☐	☐	Fourteenth Resolution.	☐	☐			
Fifth Resolution.	☐	☐	Tenth Resolution.	☐	☐	Fifteenth Resolution.	☐	☐			

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date   Share Owner sign here   Co-Owner sign here

FRANCE TELECOM

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on May 21, 2002.)

The undersigned Holder of American Depositary Receipts ("Receipts") of France Telecom (the "Company") ordinary shares hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 19, 2002 at the Ordinary and Extraordinary General Meeting of Shareholders to be held on May 28, 2002, in respect of the resolutions specified on the reverse side.

In order to exercise its voting rights, a Holder who is not an Owner on the books of the Depositary will be required, subject to applicable provisions of the law of France, the *statuts* of the Company and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with the Depository Trust Company for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding.

The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the Holder.

Following any deposit of American Depositary Shares or delivery of Receipts, a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

FRANCE TELECOM
P.O. BOX 11254
NEW YORK, N.Y. 10203-0254

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Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: May 13, 2002

By: ______________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations